Exhibit 99.1
Perfect Corp. Reports Unaudited Financial Results for the Three Months and Full Year Ended December 31, 2024
New York – February 26, 2025 – Perfect Corp. (NYSE: PERF) (“Perfect” or the “Company”), a global leader in providing artificial intelligence (“AI”) and augmented reality (“AR”) Software-as-a-Service (“SaaS”) solutions to beauty and fashion industries, today announced its unaudited financial results for the three months and the full year ended December 31, 2024.
Highlights for the Three Months Ended December 31, 2024
•Total revenue was $15.9 million for the three months ended December 31, 2024, compared to $14.1 million in the same period of 2023, an increase of 12.4%. The increase was primarily due to growth momentum in the revenue of AI- and AR- cloud solutions and mobile app subscriptions.
•Gross profit was $11.8 million for the three months ended December 31, 2024, compared with $11.5 million in the same period of 2023, an increase of 2.5%.
•Net income was $1.1 million for the three months ended December 31, 2024, compared to a net income of $1.4 million during the same period of 2023, a decrease of 21.8%.
•Adjusted net income (non-IFRS)1 was $2.3 million for the three months ended December 31, 2024, compared to adjusted net income (non-IFRS) of $2.1 million in the same period of 2023, an increase of 8.2%.
•Operating cash flow was $3.3 million in the fourth quarter of 2024, compared to $3.1 million in the same period of 2023, an increase of 3.4%.
•The Company’s YouCam mobile beauty app and web active subscribers grew by 14.3% year-over-year, reaching a record high of over 1 million active subscribers as of end of 2024.
•As of December 31, 2024, the Company’s cumulative customer base included 732 brand clients, with over 822,000 digital stock keeping units (“SKUs”) for makeup, haircare, skincare, eyewear, watches and jewelry products, compared to 708 brand clients and over 806,000 digital SKUs as of September 30, 2024. The number of Key Customers2 of the Company remained stable at 151, as of both December 31, 2024, compared and September 30, 2024 due to the stability of our enterprise business.

Highlights for the Year Ended December 31, 2024
•Total revenue was $60.2 million for the year ended December 31, 2024, compared to $53.5 million in the same period of 2023, an increase of 12.5%.
•Gross profit was $46.9 million for the year ended December 31, 2024, compared with $43.1 million in the same period of 2023, an increase of 8.9%.
•Net income was $5.0 million for the year ended December 31, 2024, compared to a net income of $5.4 million during the same period of 2023, a decrease of 7.3%.
•Adjusted net income (non-IFRS) was $8.3 million for the year ended December 31, 2024, compared to adjusted net income (non-IFRS) of $7.0 million in the same period of 2023, an increase of 18.6%.
•Operating cash flow was $13.0 million for the year ended December 31, 2024, compared to $13.6 million in the same period of 2023, a decrease of 4.2%.
Ms. Alice H. Chang, the Founder, Chairwoman, and Chief Executive Officer of Perfect commented, “We are pleased to report solid double-digit growth, positive net income, healthy cash flow, and a strong balance sheet for 2024, fully meeting our previous guidance. This remarkable performance is a testament to our team’s
1 Adjusted net income (loss) is a non-IFRS financial measure. See the “Use of Non-IFRS Financial Measures” section of this communication for the definition of such non-IFRS measure.
2 “Key Customers” refers to the Company’s brand customers who contributed revenue of more than $50,000 in the trailing 12 months ended on the measurement date.

resilience and the visionary leadership of our management. By capitalizing on market opportunities and expanding our total addressable market, we are not only attracting new clients but also laying the foundation for sustained long-term growth. Our commitment to innovation ensures that we will continue to deliver cutting-edge solutions that meet evolving market demands. With a comprehensive strategy in place, we are excited about the future and confident in our ability to create ongoing value for all our stakeholders.”
Financial Results for the Three Months Ended December 31, 2024 and for the Full Year 2024
Revenue
Total revenue was $15.9 million for the three months ended December 31, 2024, compared to $14.1 million in the same period of 2023, an increase of 12.4%. Full-year revenue was $60.2 million in 2024, compared to $53.5 million in 2023, an increase of 12.5%.
•AI- and AR- cloud solutions and subscription revenue was $15.1 million for the three months ended December 31, 2024, compared to $12.0 million in the same period of 2023, an increase of 25.4%. Full-year AI- and AR- cloud solutions and subscription revenue was $53.8 million in 2024, compared with $44.8 million in 2023, an increase of 20.2%. The double digit growth was driven by the robust momentum in the growth of YouCam mobile beauty app subscription, stable demand for the Company’s online virtual product try-on solutions from brand customers, and the growing popularity among consumers of Generative AI technologies and AI editing features for photos and videos. The Company’s YouCam mobile beauty app and web active subscribers grew by 14.3% year-over-year, once again reaching a record high of over 1 million active subscribers as of the end of the fourth quarter of 2024. This increase reflected the sustained demand in the Company’s YouCam mobile beauty app services from subscribers and users.
•Licensing revenue was $0.5 million for the three months ended December 31, 2024, compared to $1.8 million in the same period of 2023, a decrease of 72.2%. Full year licensing revenue was $5.2 million for 2024, compared with $7.5 million for 2023, a decrease of 30.8%.The Company anticipates that this legacy non-recurring revenue will become increasingly immaterial as it continues to prioritize enhancing its market leadership in offering AI- and AR-based SaaS subscription solutions for brands and customers.
Gross Profit
Gross profit was $11.8 million for the three months ended December 31, 2024, compared with $11.5 million in the same period of 2023, an increase of 2.5%. Despite the increase in gross profit, our gross margin decreased to 74.1% for the three months ended December 31, 2024, from 81.3% in the same period of 2023. Full-year gross profit was $46.9 million in 2024, compared with $43.1 million in 2023, an increase of 8.9%. Full-year 2024 gross margin slightly decreased to 78.0% in 2024 from 80.6% in 2023. The decrease in gross margin was primarily due to the increase in third-party payment processing fees paid to digital distribution partners, such as Google and Apple, due to the steady growth in our YouCam mobile app subscription revenue.
Total Operating Expenses
Total operating expenses were $12.2 million for the three months ended December 31, 2024, compared with $12.7 million in the same period of 2023, a decrease of 3.6%. The decrease was primarily due to declines in research and development (“R&D”) expenses and general and administrative (“G&A”) expenses in the fourth quarter of 2024. Full-year total operating expenses were $50.1 million in 2024, compared with $48.8 million in 2023, an increase of 2.7%. The increase was primarily due to increases in sales and marketing expenses and R&D expenses, which were mostly offset by a decrease in general and administrative expenses.
•Sales and marketing expenses were $6.9 million for the three months ended December 31, 2024, compared to $6.7 million during the same period of 2023, an increase of 3.6%. Full-year sales and marketing expenses were $28.2 million for 2024, compared to $25.7 million in 2023, an increase of 9.7%. This increase was primarily due to an increase in marketing events and advertising expenses related to our mobile apps and cloud computing
•Research and development expenses were $2.8 million for the three months ended December 31, 2024, compared to $3.0 million during the same period of 2023, a decrease of 8.3%. The decrease primarily resulted from streamlining of certain R&D processes and optimizing expenses. Full-year R&D expenses were $12.0 million for 2024, compared to $11.5 million in 2023, an increase of 4.7%. The increases resulted from increases in R&D headcount and related personnel costs.
•General and administrative expenses were $1.8 million for the three months ended December 31, 2024, compared to $3.0 million during the same period of 2023, a significant decrease of 41.0%. Full-year G&A expenses were $8.5 million for 2024, compared to $11.6 million in 2023, a decrease of 26.6%. The significant decrease was primarily due to reduced corporate insurance premium and external professional service fees.
Net Income
Net income was $1.1 million for the three months ended December 31, 2024, compared to a $1.4 million during the same period of 2023. Full-year net income was $5.0 million for 2024, compared to $5.4 million for 2023. The positive net income was supported by our steady revenue growth and effective cost control.
Adjusted Net Income (Non-IFRS)
Adjusted net income was $2.3 million for the three months ended December 31, 2024, compared to $2.1 million in the same period of 2023, an increase of 8.2%. Full-year adjusted net income was $8.3 million for 2024, compared to $7.0 million for 2023.
Liquidity and Capital Resource
As of December 31, 2024, the Company’s cash and cash equivalents remained stable at $127.1 million (or $165.9 million when including money market funds of $2.7 million and 6-month time deposits of $36.0 million, which are classified as current financial assets at fair value through profit or loss and current financial assets at amortized cost under IFRS), compared to $127.2 million as of September 30, 2024 (or $163.2 million when including time deposits).
The Company had a positive operating cash flow of $3.3 million in the fourth quarter of 2024, compared to $3.1 million in the same period of 2023. The Company had a positive operating cash flow of $13.0 million in the full year of 2024, compared to $13.6 million in 2023. The Company continues to invest in growth while maintaining a healthy cash reserve to support business operations underscoring the Company’s operational health and sustainability.
Recent Developments
As previously announced by the Company, on December 23, 2024, Perfect entered into an agreement with Farfetch, a leading global marketplace for the luxury fashion industry, pursuant to which Perfect agreed to acquire 100% of the equity interests in Wannaby Inc. (“Wannaby”), which is a pioneer in augmented reality and computer vision technologies, specializing in virtual try-on solutions for the fashion industry.
On January 8, 2025, Perfect completed the acquisition Wannaby. Wannaby is now a wholly-owned subsidiary of Perfect.
Business Outlook for 2025
Based on the growth momentum in both YouCam mobile apps and web subscriptions and enterprise SaaS solution demands, the Company anticipates a year-over-year total revenue growth rate of 13% to 14.5% for 2025, compared to 2024.
Note that this forecast is based on the Company’s current assessment of the market and operational conditions, and that these factors are subject to change.
Conference Call Information
The Company’s management will hold an earnings conference call at 7:30 p.m. Eastern Time on February 26, 2025 (7:30 a.m. Taipei Time on February 27, 2025) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a participant dial-in number and a unique access PIN, which can be used to join the conference call.

Registration Link: https://registrations.events/direct/Q4I516303
A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.perfectcorp.com.
About Perfect Corp.
Founded in 2015, Perfect Corp. is a beautiful AI Company and global leader in enterprise SaaS solutions. As an innovative powerhouse in using artificial intelligence (AI) to transform the beauty and fashion industries, Perfect empowers major beauty, skincare, fashion, jewelry, and watch brands and by providing consumers with omnichannel shopping experiences through augmented reality (AR) product try-ons and AI-powered skin diagnostics. With cutting-edge technologies such as Generative AI, real-time facial and hand 3D AR rendering and cloud solutions, Perfect enables personalized, enjoyable, and engaging shopping journey. In addition, Perfect also operates a family of YouCam consumer apps for photo, video and camera users, centered on unleashing creativity with AI-driven features for creation, beautification and enhancement. With the help of technologies, Perfect helps brands elevate customer engagement, increase conversion rates, and propel sales growth. Throughout this journey, Perfect maintains its unwavering commitment to environmental sustainability and fulfilling social responsibilities. For more information, visit https://ir.perfectcorp.com/.
Forward-Looking Statements
This communication contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that are based on beliefs and assumptions and on information currently available to Perfect. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. These statements are based on Perfect’s reasonable expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Perfect’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Perfect to predict these events or how they may affect Perfect. In addition, risks and uncertainties are described in Perfect’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Perfect cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that Perfect presently does not know or that Perfect currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Perfect, its directors, officers or employees or any other person that Perfect will achieve its objectives and plans in any specified time frame, or at all. Except as required by applicable law, Perfect does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of Perfect as of any date subsequent to the date of this communication.
Use of Non-IFRS Financial Measures
This press release and accompanying tables contain certain non-IFRS financial measures, including adjusted net income, as supplemental metrics in reviewing and assessing Perfect’s operating performance and formulating its business plan. Perfect defined these non-IFRS financial measures as follows:

Adjusted net income (loss) is defined as net income (loss) excluding one-off transaction costs3, non-cash equity-based compensation, and non-cash valuation (gain)/loss of financial liabilities. Starting from the first quarter of 2024, we no longer exclude foreign exchange gain (loss) from adjusted net income (loss). As we transitioned to using the U.S. dollar as the functional currency for certain subsidiaries in 2023, our foreign exchange gains (losses), which historically have predominantly been unrealized, have not been material since 2023. For a reconciliation of adjusted net income (loss) to net income (loss), see the reconciliation table included elsewhere in this press release.
Non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. Non-IFRS financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-IFRS financial measures. In addition, the non-IFRS financial measures Perfect uses may differ from the non-IFRS measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-IFRS financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with IFRS. The items excluded from our adjusted net income are not driven by core results of operations and render comparison of IFRS financial measures with prior periods less meaningful. We believe adjusted net income provides useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, such non-IFRS measures are used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting.

3The one-off transaction cost in the first quarter of 2023 included professional services expenditures that the Company incurred in connection with the de-SPAC transaction and in the fourth quarter of 2024 included professional service expenditures that the Company incurred in connection with the Wannaby Inc. transaction.

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	December 31, 2024
Assets	Amount	Amount
Current assets
Cash and cash equivalents	$123,871	$127,121
Current financial assets at fair value through profit or loss	—	2,746
Current financial assets at amortized cost	30,300	36,000
Current contract assets	2,770	977
Accounts receivable	6,992	7,902
Other receivables	343	352
Current income tax assets	311	271
Inventories	33	18
Other current assets	4,042	2,522
Total current assets	168,662	177,909
Non-current assets
Property, plant and equipment	380	554
Right-of-use assets	847	485
Intangible assets	77	32
Deferred income tax assets	257	2,047
Guarantee deposits paid	140	146
Total non-current assets	1,701	3,264
Total assets	$170,363	$181,173

(Continued)

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (continued)
DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	December 31, 2023	December 31, 2024
Liabilities and Equity	Amount	Amount
Current liabilities
Current contract liabilities	$15,346	$17,218
Other payables	10,331	11,656
Other payables – related parties	50	46
Current tax liabilities	21	649
Current provisions	2,394	1,899
Current lease liabilities	481	402
Other current liabilities	277	341
Total current liabilities	28,900	32,211
Non-current liabilities
Non-current financial liabilities at fair value through profit or loss	1,566	1,793
Non-current lease liabilities	387	108
Net defined benefit liability, non-current	79	46
Guarantee deposits received	25	—
Total non-current liabilities	2,057	1,947
Total liabilities	30,957	34,158

Equity
Capital stock
Perfect Class A Ordinary Shares, $0.1 (in dollars) par value	8,513	8,506
Perfect Class B Ordinary Shares, $0.1 (in dollars) par value	1,679	1,679
Capital surplus
Capital surplus	510,399	512,990
Retained earnings
Accumulated deficit	(380,472)	(375,420)
Other equity interest
Other equity interest	(523)	(740)
Treasury shares	(190)	—
Total equity	139,406	147,015
Total liabilities and equity	$170,363	$181,173

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Revenue	$14,124	$15,881	$53,505	$60,202
Cost of sales and services	(2,647)	(4,116)	(10,400)	(13,258)
Gross profit	11,477	11,765	43,105	46,944
Operating expenses
Sales and marketing expenses	(6,696)	(6,939)	(25,725)	(28,213)
General and administrative expenses	(2,983)	(1,759)	(11,582)	(8,501)
Research and development expenses	(3,027)	(2,777)	(11,458)	(12,000)
Expected credit losses	—	(771)	—	(1,373)
Total operating expenses	(12,706)	(12,246)	(48,765)	(50,087)
Operating loss	(1,229)	(481)	(5,660)	(3,143)
Non-operating income and expenses
Interest income	2,554	1,833	9,498	7,708
Other income	15	36	33	55
Other gains and losses	100	(447)	1,675	(316)
Finance costs	(5)	(4)	(15)	(18)
Total non-operating income and expenses	2,664	1,418	11,191	7,429
Income before income tax	1,435	937	5,531	4,286
Income tax benefit (expense)	(35)	158	(115)	735
Net income	$1,400	$1,095	$5,416	$5,021

Other comprehensive income (loss)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss
Actuarial gains (losses) on defined benefit plans	$(4)	$31	$(4)	$31
Components of other comprehensive income (loss) that will be reclassified to profit or loss
Exchange differences arising on translation of foreign operations	108	(223)	(116)	(217)
Other comprehensive income (loss), net	$104	$(192)	$(120)	$(186)
Total comprehensive income	$1,504	$903	$5,296	$4,835
Net income, attributable to:
Shareholders of the parent	$1,400	$1,095	$5,416	$5,021
Total comprehensive income attributable to:
Shareholders of the parent	$1,504	$903	$5,296	$4,835
Earnings per share (in dollars)
Basic earnings per share of Class A and Class B Ordinary Shares	$0.02	$0.01	$0.05	$0.05
Diluted earnings per share of Class A and Class B Ordinary Shares	$0.02	$0.01	$0.05	$0.05

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before tax	$1,435	$937	$5,531	$4,286
Adjustments to reconcile profit (loss)
Depreciation expense	156	206	638	747
Amortization expense	19	12	75	51
Expected credit losses	—	771	—	1,373
Interest income	(2,554)	(1,833)	(9,498)	(7,708)
Interest expense	5	4	15	18
Net (gains) losses on financial liabilities at fair value through profit or loss	211	334	(1,641)	227
Share-based payment transactions	535	593	3,210	2,774
Changes in operating assets and liabilities
Accounts receivable	(302)	(665)	759	(2,300)
Current contract assets	339	1,037	866	1,789
Other receivables	—	—	3	—
Inventories	—	3	12	15
Other current assets	(176)	(219)	662	1,514
Current contract liabilities	(668)	(592)	2,366	1,949
Other payables	608	307	1,050	1,362
Other payables – related parties	(1)	(7)	(12)	(2)
Current provisions	64	129	565	(449)
Other current liabilities	149	46	27	80
Net defined benefit liability, non-current	1	1	3	3
Cash inflow generated from operations	(179)	1,064	4,631	5,729
Interest received	3,485	2,266	9,464	7,699
Interest paid	(5)	(4)	(15)	(18)
Income tax paid	(155)	(73)	(502)	(407)
Net cash flows from operating activities	3,146	3,253	13,578	13,003
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through profit or loss	—	(2,773)	—	(2,773)
Acquisition of financial assets at amortized cost	(24,300)	(25,000)	(196,100)	(80,574)
Proceeds from disposal of financial assets at amortized cost	80,300	25,000	195,800	74,874
Acquisition of property, plant and equipment	(106)	(3)	(289)	(392)
Acquisition of intangible assets	—	—	(33)	(6)
Increase in guarantee deposits paid	—	—	(15)	(8)
Net cash flows from (used in) investing activities	55,894	(2,776)	(637)	(8,879)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of principal portion of lease liabilities	(125)	(144)	(435)	(525)
Payments to acquire treasury shares	(50,189)	—	(51,064)	—
Net cash flows used in financing activities	(50,314)	(144)	(51,499)	(525)
Effects of exchange rates changes on cash and cash equivalents	176	(389)	(187)	(349)
Net increase (decrease) in cash and cash equivalents	8,902	(56)	(38,745)	3,250
Cash and cash equivalents at beginning of period	114,969	127,177	162,616	123,871
Cash and cash equivalents at end of period	$123,871	$127,121	$123,871	$127,121

PERFECT CORP. AND SUBSIDIARIES
UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL MEASURES – ADJUSTED NET INCOME CALCULATION
FOR THE THREE MONTHS AND YEARS ENDED DECEMBER 31, 2023 AND 2024
(Expressed in thousands of United States dollars)

	Three months ended December 31		Years ended December 31
	2023	2024	2023	2024
Items	Amount	Amount	Amount	Amount
Net Income	$1,400	$1,095	$5,416	$5,021
One-off Transaction Costs	—	299	33	299
Non-Cash Equity-Based Compensation	535	593	3,210	2,774
Non-Cash Valuation (Gain) Loss of financial liabilities	211	334	(1,641)	227
Adjusted Net Income[1]	$2,146	$2,321	$7,018	$8,321

Note (1):
In accordance with the changed definition of “adjusted net income” that is detailed in the “Use of Non-IFRS Financial Measures” section above, we have made a retrospective adjustment to our adjusted net income for the year ended December 31, 2023 not adjusting for “foreign exchange gains” (which amounted to a gain of $34 thousand for the period, as previously disclosed in our Form 6-K furnished to the SEC on February 28, 2024).

Investor Relations Contact
Investor Relations, Perfect Corp.
Email: Investor_Relations@PerfectCorp.com
Category: Investor Relations